Exhibit 99.1

 NEWS RELEASE

PRECISION DRILLING CORPORATION TO PRESENT AT THE
HOWARD WEIL 40TH ANNUAL ENERGY CONFERENCE IN NEW
ORLEANS, LOUISIANA

Calgary, Alberta, Canada – March 19, 2012

Precision Drilling Corporation (“Precision”) will be attending the Howard Weil 40th Annual Energy Conference which is taking place on March 25-29, 2012 in New Orleans, Louisiana.  Mr. Kevin Neveu, President & Chief Executive Officer, is scheduled to present at 9:50 a.m. Eastern time (7:50 a.m. Mountain time) on Wednesday, March 28, 2012.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coiled tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com